UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                                   ONEOK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    68267810
                      -------------------------------------
                                 (CUSIP Number)

                               Richard D. Terrill
                    Executive Vice President, General Counsel
                             and Corporate Secretary
                             Western Resources, Inc.
                             818 South Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-6322
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 29, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------------------------------------------------------------------------------
CUSIP NO. 68267810                                                  Page 2 of 11
--------------------------------------------------------------------------------

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Western Resources, Inc.; 48-0290150
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (A)  [  ]
                                                            (B)  [  ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      N/A
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)               [  ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Kansas
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
                              0
                  --------------------------------------------------------------
                  8.    SHARED VOTING POWER
                        2,166,273
                        An additional 19,946,448 shares of Common Stock issuable
 NUMBER OF              in certain circumstances in the event of the conversion
  SHARES                (the conditions for which are not expected to occur
BENEFICIALLY            within the next 60 days) of 19,946,448 shares of Series
 OWNED BY               A Convertible Preferred Stock.
   EACH           --------------------------------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
  PERSON                0
   WITH           --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        2,166,273
                        An additional 19,946,448 shares of Common Stock issuable in certain circumstances in the event of the conversion
                        (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series
                        A Convertible Preferred Stock.

--------------------------------------------------------------------------------
CUSIP NO. 68267810                                                  Page 3 of 11
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      2,166,273
      An additional 19,946,448 shares of Common Stock issuable in certain circumstances in the event of the conversion (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series A Convertible Preferred Stock.
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.42%
      Up to 45.0% of the Common Stock outstanding in the event of conversion (the conditions for which are not expected to occur within the next 60 days) of Series A Convertible Preferred Stock
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 68267810                                                  Page 4 of 11
--------------------------------------------------------------------------------

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Westar Capital, Inc.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (A)  [  ]
                                                            (B)  [  ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      N/A
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)               [  ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Kansas
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
                        0
                  --------------------------------------------------------------
                  8.    SHARED VOTING POWER
                        2,166,273
                        An additional 19,946,448 shares of Common Stock issuable
 NUMBER OF              in certain circumstances in the event of the conversion
  SHARES                (the conditions for which are not expected to occur
BENEFICIALLY            within the next 60 days) of 19,946,448 shares of Series
  OWNED BY              A Convertible Preferred Stock.
    EACH          --------------------------------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        2,166,273
                        An additional 19,946,448 shares of Common Stock issuable in certain circumstances in the event of the conversion
                        (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series
                        A Convertible Preferred Stock.

--------------------------------------------------------------------------------
CUSIP NO. 68267810                                                  Page 5 of 11
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      2,166,273
      An additional 19,946,448 shares of Common Stock issuable in certain circumstances in the event of the conversion (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series A Convertible Preferred Stock.
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.42%
      Up to 45.0% of the Common Stock outstanding in the event of conversion (the conditions for which are not expected to occur within the next 60 days) of Series A Convertible Preferred Stock
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 68267810                                                  Page 6 of 11
--------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Statement") is filed by Western Resources, Inc. ("Western") and Westar Capital, Inc., a Kansas corporation and a wholly-owned subsidiary of Western ("Westar," and together with Western, the "Reporting Persons") and relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of ONEOK, Inc., an Oklahoma corporation (the "Issuer"). This Statement supplements and amends the statement on Schedule 13D originally filed by Western with the Commission on December 5, 1997, as amended by Amendment No. 1, filed with the Commission on November 29, 1999, and Amendment No. 2, filed with the Commission on January 27, 2000 (as amended, the "Schedule 13D").

         The address of the principal executive offices of the Issuer is: ONEOK, Inc., 100 West Fifth Street, Tulsa, Oklahoma 74103.

ITEM 2.  IDENTITY AND BACKGROUND.

         No change with respect to Western.

         Westar is a Kansas corporation and a wholly-owned subsidiary of Western. It is a holding company that has investments in the energy-related and monitored security industries. The principal business address of Westar is:
Westar Capital, Inc. 818 S. Kansas Avenue, Topeka, Kansas 66612.

         The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Westar is set forth in Exhibit A and is incorporated by reference herein. During the last five years, Westar, and to the knowledge of Westar, none of the persons listed on Exhibit A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The response to Item 6 is incorporated by reference in its entirety to this Item 3.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a)-(j) No change.

--------------------------------------------------------------------------------
CUSIP NO. 68267810                                                  Page 7 of 11
--------------------------------------------------------------------------------


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) Western, through Westar, its wholly owned subsidiary, beneficially owns 2,166,273 shares of Common Stock and 19,946,448 shares of Series A Convertible Preferred Stock. The shares of Common Stock held by the Reporting Persons constitute 7.42% of the outstanding Common Stock as of January 25, 2000. Upon conversion of the shares of Series A Convertible Preferred Stock, the Reporting Persons would beneficially own 45% of the outstanding Common Stock; however such shares are not currently convertible and the Reporting Persons do not expect the conditions for conversion to occur within the next 60 days.

         (b) Pursuant to a Shareholder Agreement, dated as of November 26, 1997 (the "Shareholder Agreement"), between Western and the Issuer, the Reporting Persons have the shared power to vote and to dispose of 2,166,273 shares of Common Stock, and any shares of Common Stock beneficially owned following conversion of the 19,946,448 shares of Series A Convertible Preferred Stock.

         (c) Western sold 18,082 shares of Common Stock of the Issuer on January 26, 2000 at a price of $27.3199 per share of Common Stock. Such shares were required to be sold by Western to the Issuer by the Shareholder Agreement as a result of the Issuer's open market purchases of Common Stock in a share repurchase program. On February 29, 2000, Western transferred 2,166,273 shares of Common Stock and 19,946,448 shares of Series A Convertible Preferred Stock (the "Securities"), which are convertible into an additional 19,946,448 shares of Common Stock in certain circumstances (the conditions for which are not expected to occur within the next 60 days), to Westar, its wholly owned subsidiary.

         As required pursuant to Section 3.4(b) of the Shareholder Agreement, Westar has agreed to be bound by the terms of the Shareholder Agreement with respect to the Securities. A copy of the Shareholder Agreement, as well as a description of certain terms thereof, are contained in the Schedule 13D and are hereby incorporated by reference. Except as otherwise set forth in this Statement, neither Western, nor to the best of Western's knowledge, any executive officer or director of Western, beneficially owns any Common Stock or has engaged in any transaction in any such shares since Western's most recent filing on Schedule 13D/A, filed January 27, 2000.

         (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A       Identity of Executive Officers and Directors of Westar
                         Capital, Inc.

--------------------------------------------------------------------------------
CUSIP NO. 68267810                                                  Page 8 of 11
--------------------------------------------------------------------------------


         Exhibit B       Joint Filing Agreement, dated March 8, 2000, between
                         Western Resources, Inc. and Westar Capital, Inc.

--------------------------------------------------------------------------------
CUSIP NO. 68267810                                                  Page 9 of 11
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 8, 2000


                                          WESTERN RESOURCES, INC.


                                          By: /s/ Richard D. Terrill
                                              ----------------------
                                          Name:  Richard D. Terrill
                                          Title: Executive Vice President,
                                                 General Counsel and
                                                 Corporate Secretary

                                          WESTAR CAPITAL, INC.


                                          By: /s/ Lee P. Wages
                                              ----------------
                                          Name:  Lee P. Wages
                                          Title: President and Chief Executive
                                                 Officer

--------------------------------------------------------------------------------
CUSIP NO. 68267810                                                 Page 10 of 11
--------------------------------------------------------------------------------


                                    EXHIBIT A
            Executive Officers and Directors of Westar Capital, Inc.

         The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Westar Capital, Inc. ("Westar") is set forth below. Each of the directors and officers is a citizen of the United States. The business address of each director and officer is Western Resources, Inc., 818 South Kansas Avenue, Topeka, Kansas 66612. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Westar.

Name                    Present Principal Occupation or Employment
----                    ------------------------------------------

Executive Officers
------------------

Lee Wages               President and Chief Executive Officer

Cynthia S. Couch        Secretary and Treasurer

Directors
---------

Lee Wages               Controller, Western Resources, Inc., 818 South Kansas
                        Avenue, Topeka, Kansas 66612

Carl M. Koupal, Jr.     Executive Vice President, Chief Administrative Officer,
                        Western Resources, Inc.,  818 South Kansas Avenue,
                        Topeka, Kansas 66612

Douglas T. Lake         Executive Vice President, Chief Strategic Officer,
                        Western Resources, Inc., 818 South Kansas Avenue,
                        Topeka, Kansas 66612

--------------------------------------------------------------------------------
CUSIP NO. 68267810                                                 Page 11 of 11
--------------------------------------------------------------------------------


                                    EXHIBIT B
                             Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, par value $.01 per share, of ONEOK, Inc., an Oklahoma corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 8th day of March, 2000.

                                          WESTERN RESOURCES, INC.


                                          By: /s/ Richard D. Terrill
                                              ----------------------
                                          Name:  Richard D. Terrill
                                          Title: Executive Vice President,
                                                 General Counsel and
                                                 Corporate Secretary

                                          WESTAR CAPITAL, INC.


                                          By: /s/ Lee P. Wages
                                              ----------------
                                          Name:  Lee P. Wages
                                          Title: President and Chief
                                                 Executive Officer